                                                                    EXHIBIT 99.1

[ BROOKFIELD LOGO ]


1    FIRST QUARTER REPORT
     MARCH 31, 2001

FINANCIAL HIGHLIGHTS AND SHAREHOLDER INFORMATION

                                                              Three months ended March 31
                                                         -------------------------------------
US millions, except per share data                         2001           2000          1999
                                                         -------        -------        -------
RESULTS FROM OPERATIONS
Assets                                                   $ 8,441        $ 8,084        $ 7,737
Total revenues                                               480            395            370
Cashflow from operations                                     105             68             54
Cashflow from operations before lease termination
and other gains                                               80             68             54

PER FULLY DILUTED COMMON SHARE
Cashflow                                                 $  0.61        $  0.41        $  0.31
Cashflow before lease termination and other gains           0.47           0.41           0.31
Book value                                                 11.66          10.88          10.05
Closing market price                                       16.65          11.69          11.92

QUARTERLY CASHFLOW FROM OPERATIONS
(US Millions)

[Graphic]

  Q1        Q1       Q1
  99        00       01
 ----      ----     ----
 $ 54      $ 68     $105

* Before lease termination and other gains


Q1 ACHIEVEMENTS

 o Increased cashflow per fully diluted share prior to lease termination and other gains for the three months ended March 31, 2001 to $0.47, a 15% increase over the same period a year ago. Total cashflow from operations increased 54% to $105 million.

 o Increased commercial property operating income by 13%, with internal growth generating 7% of the increase and acquisitions, net of dispositions, representing the balance.

 o Leased 2.1 million square feet of office space - 6% of the office portfolio - more than 100% of the space contractually due in all of 2001.

 o Closed the sale of a 49% interest in 53 and 75 State Street properties in Boston to Deutsche Bank, A.G.

 o Concluded a 30-year lease transaction with CIBC World Markets to lease 100% of the 1.2 million square foot 300 Madison Avenue office tower currently under development by Brookfield in midtown Manhattan.

 o Completed two of North America's largest real estate financing transactions totaling over $932 million on two of Brookfield's premier New York office properties, One Liberty Plaza and 245 Park Avenue.

 o Acquired a 50% interest in the 1.8 million square foot Bay-Adelaide Centre site in the heart of Toronto's financial core for the development of a more than 1 million square foot office tower.

GEOGRAPHIC DISTRIBUTION OF ASSETS

[Graphic]

Net asset value

United States    80%
Canada           20%


CORPORATE PROFILE

Brookfield Properties Corporation, with over US$8 billion in assets, owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops master-planned residential communities. The Brookfield portfolio includes 60 commercial properties totaling 47 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.



Front Cover:

Pictured is Brookfield's 1.2 million square foot 53 State Street office tower in Boston, Massachusetts.

TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

We are pleased to share with you Brookfield's financial and operating results for the three months ended March 31, 2001, an active quarter marked by significant leasing, financial and acquisition transactions that provide us with a solid foundation for achieving our targets in 2001.

FINANCIAL RESULTS

Brookfield continues to deliver strong financial performance despite unsettled economic conditions.

For the three months ended March 31, 2001, cashflow from operations, prior to lease termination and other gains, increased 15% to $0.47 per share compared with $0.41 per share in 2000. After including lease termination and other gains of $25 million,consisting of a $24 million gain on the sale of a 49% interest in two Boston office properties and $1 million from lease termination income, total cashflow from operations increased 54% to $105 million, compared with $68 million in 2000. Total cashflow per fully diluted share increased to $0.61 in the first quarter of 2001, compared with $0.41 during the first quarter of 2000.

Net income for the three months ended March 31,2001 grew to $60 million or $0.33 per fully diluted share from $36 million or $0.20 per fully diluted share.

The Brookfield Board of Directors declared a semi-annual dividend payment of US$0.13 per share on the issued and outstanding common shares of the corporation, to be paid June 30, 2001 to shareholders of record at the close of business on June 1, 2001. Shareholders resident in the United States will receive payment in US dollars and shareholders resident in Canada will receive the dividends in Canadian dollars, unless they elect otherwise.

OPERATIONS

Supply constraints in Brookfield's core New York, Boston and Toronto office portfolios continued to positively impact rental rates, despite an unsettled economic environment, in which companies are expected to be more cautious in their space planning. Vacancies in the downtown cores of these cities remain low with limited new supply. One notable exception to the more cautious demand was Calgary, where demand remains robust, driven by the buoyant energy sector. Highlights of Brookfield's operational performance include:

Increased commercial operating income. During the first quarter of 2001, net operating income from commercial property operations, before lease termination and other gains, increased 13% to $159 million, compared with $141 million in 2000. Internal growth from the same properties owned last year accounted for 7% of the increase,and operating income from new properties, net of dispositions, accounted for 6% of the increase.

Leased over 2 million square feet. During the first quarter, Brookfield leased
2.1 million square feet - 6% of the office portfolio - with a rental rate uplift of $3.00 per square foot on the previously occupied space. This leasing represents more than 100% of the space contractually due in all of 2001, and follows the leasing of 5.2 million square feet in 2000. Occupancy at quarter end was 97%, with only 672,000 square feet of contractual expiries remaining to be leased in 2001. In addition, in the next three years, less than 4% of Brookfield's space is contractually due each year.

Leased 10% of the Calgary portfolio. The leasing momentum in Calgary during 2000 accelerated in the first quarter of 2001, driving the overall vacancy rate in Class AA space from 12% to 7%. Brookfield leased 600,000 square feet, approximately 10% of the total Calgary portfolio. New occupancies accounted for 6% of the total,and transactions opportunistically completed prior to contractual maturities accounted for 4%. Significant leasing transactions included the expansion and renewal of 208,000 square feet by Canadian National Resources at Bankers Hall, and a new lease for 114,000 square feet with Westcoast Energy at Fifth Avenue Place.

Brookfield's residential development business continued to benefit from strong demand driven by lower interest rates which have contributed to an unprecedented level of affordability for consumers. Contributions from this business in the first quarter of 2001 increased to $15 million, and sales to date total over 70% of the units planned for closing in 2001.


MAJOR INITIATIVES

During the first quarter of 2001, Brookfield completed a number of major transactions focused on expanding the financial flexibility of the company and enhancing the net asset value of the company's premier office portfolio.

o   ASSET INITIATIVES

Signed tenant for 300 Madison Avenue development in Manhattan. CIBC World Markets signed a 30-year lease for 100% of the space in the 1.2 million square foot office tower Brookfield is developing in midtown Manhattan. This technologically advanced office tower,when complete in early 2004, will enable CIBC to consolidate 3,000 of its New York-based employees into one building. The conclusion of this leasing transaction paved the way for Brookfield to forward lease close to 500,000 square feet of space to Lehman Brothers at One World Financial Center, eliminating downside risk in 2004 on the space vacated by CIBC on their move to 300 Madison Avenue. This lease is in addition to the nearly 200,000 square feet Lehman Brothers leased from Brookfield in this same property in early 2000.

Acquired a 50% interest in the 1.8 million square foot Bay-Adelaide development site in the heart of Toronto's financial core. The site currently includes a 1,100 car,below-grade parking garage,construction completed to grade,including all foundation work,and site plans and permits for at least a 1 million square foot premier office tower. In addition to the office development, the project also incorporates a significant residential component - to be built on a joint venture basis or sold to a residential developer.

Entered into a partnership to re-develop the Hudson's Bay Centre, a 1 million square foot office-retail project in Toronto. Brookfield acquired a 25% interest in the project, which includes a 35-storey, 535,000 square foot office tower atop a retail complex, and is connected to Canada's busiest subway intersection.

o   CAPITAL INITIATIVES

Re-financed the 1.7 million square foot 245 Park Avenue property in midtown Manhattan for $500 million with investment grade financing. The financing has a term of 10 years and a fixed-rate coupon of 6.65%.It was underwritten by JP Morgan Chase, and placed with investors in the single asset CMBS market. This financing followed the signing in December 2000 of JP Morgan Chase and Bear Stearns to approximately 800,000 square feet of new 20-year leases in the property.

Re-financed the 2.2 million square foot One Liberty Plaza in downtown Manhattan for $432 million with investment grade financing. The financing has a term of 10 years and a fixed-rate coupon of 6.75%. It was underwritten by Goldman Sachs and placed in the single asset CMBS securitization market. The financing followed the signing in mid-2000 of 750,000 square feet of new leases with Goldman Sachs and NASDAQ Stock Markets, which is relocating its world headquarters from Washington to One Liberty Plaza.

Sold a 49% interest in two Boston office properties. During the first quarter of 2001, Brookfield closed the sale of a 49% interest in two of the company's Boston office properties - 53 and 75 State Street - to Deutsche Grundbsesitz Management GmbH, a 100% indirectly owned subsidiary of Deutsche Bank, A.G. This transaction was concluded for total proceeds of $337 million - $168 million in cash for the equity component, and the assumption of $169 million of property level debt.

Completed secondary offering. In March, Brookfield completed the distribution of a secondary offering of 4,610,773 common shares held by a shareholder. The shares were sold to a syndicate of investment dealers and placed with institutional investors.

Shares repurchased. Brookfield acquired approximately 500,000 common shares of the company during the first quarter of 2001 at an average price of $16.50 per share.


A LOOK AHEAD

As we look to the balance of the year and beyond,we remain focused on owning, developing and managing premier office properties in select, supply-constrained, high-growth office markets. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cashflow per share.

Thank you for your continued support.


(signed)

Gordon E. Arnell
Chairman



(signed)

J. Bruce Flatt
President and Chief Executive Officer



April 23, 2001

CONSOLIDATED BALANCE SHEET

unaudited                                                        MAR. 31     Dec. 31
US millions                                            Notes      2001        2000
                                                       -----     -------     -------
ASSETS
Commercial properties                                     3      $5,975      $6,326
Development properties                                              692         637
Residential housing inventory                                       583         559
Receivables and other                                               965         893
Cash and cash equivalents                                           226         209
                                                                 ------      ------
                                                                 $8,441      $8,624
                                                                 ------      ------

LIABILITIES
Commercial debt                                           4      $4,908      $4,702
Advances and residential construction financing                     574         951
Accounts payable                                                    327         368

CAPITAL BASE
Interests of others in properties                                   161         159
Preferred shares - corporate and subsidiaries                       590         607
Common shares and convertible debentures                  5       1,881       1,837
                                                                 ------      ------
                                                                 $8,441      $8,624
                                                                 ------      ------


CONSOLIDATED STATEMENT OF INCOME

unaudited                                                                       Three months ended March 31
                                                                                ---------------------------
US millions, except per share amounts                                  Note      2001                 2000
                                                                       ----     -----                ------
TOTAL REVENUE                                                                   $  480               $  395
                                                                                ------               ------
NET OPERATING INCOME
Commercial office property operations
  Operating income                                                              $  159               $  141
  Lease termination and other gains                                                 25                   --
                                                                                ------               ------
                                                                                   184                  141
Development operations                                                              15                   12
Interest and other                                                                  12                   14
                                                                                ------               ------
                                                                                   211                  167
EXPENSES
Interest expense                                                                    86                   76
Administrative and development                                                      12                   11
Interests of others in properties                                                    8                   12
                                                                                ------               ------
CASHFLOW FROM OPERATIONS                                                           105                   68
                                                                                ------               ------
Depreciation and amortization                                                       18                   14
Non-cash taxes and other provisions                                                 27                   18
                                                                                ------               ------
NET INCOME                                                                      $   60               $   36
                                                                                ------               ------
CASHFLOW PER SHARE - FULLY DILUTED                                              $ 0.61               $ 0.41
                                                                                ------               ------
CASHFLOW PER SHARE - PRIOR TO LEASE TERMINATION AND OTHER GAINS                 $ 0.47               $ 0.41
                                                                                ------               ------
NET INCOME PER SHARE - BASIC AND FULLY DILUTED                          2       $ 0.33               $ 0.20
                                                                                ------               ------

CONSOLIDATED STATEMENT OF CASHFLOW

unaudited                                                         Three months ended March 31
US millions                                                       ---------------------------
                                                                   2001                  2000
                                                                  -----                 -----
OPERATING ACTIVITIES
Cashflow from operations                                          $ 105                 $  68
Net capital recovered from development operations                     7                     3
                                                                  -----                 -----
                                                                    112                    71
                                                                  -----                 -----
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Debt arranged                                                       958                    --
Debt amortization and repayments                                   (966)                  (49)
Common shares of subsidiaries acquired                               --                   (46)
Common shares of Brookfield acquired                                 (8)                   --
Common shares issued                                                  1                    --
Cashflow retained from interests of other shareholders                6                     1
Preferred share dividends and convertible debenture interest         (6)                   (9)
                                                                  -----                 -----
                                                                    (15)                 (103)
                                                                  -----                 -----
INVESTMENT ACTIVITIES
Commercial property tenant improvements                             (29)                  (23)
Disposition of real estate,net of acquisitions                       67                   (25)
Development investments                                             (22)                  (12)
Other investments and liabilities                                   (96)                   31
                                                                  -----                 -----
                                                                    (80)                  (29)
                                                                  -----                 -----
Increase (decrease) in cash resources                                17                   (61)
Opening cash and cash equivalents                                   209                   217
                                                                  -----                 -----
CLOSING CASH AND CASH EQUIVALENTS                                 $ 226                 $ 156
                                                                  -----                 -----

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICIES

This quarter, the company has adopted the treasury method of accounting for earnings per share. The new standard harmonizes the company's reporting with that in the United States with respect to the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 47 million square feet of space, in which 10 million square feet are commercial development assets. Brookfield has a net interest in approximately 32 million square feet of operating assets and 8 million square feet of development assets.

                                 Net Rentable       Brookfield          MAR. 31            Dec. 31
Region                              Area          Owned Interest          2001               2000
                                --------------    --------------        -------            -------
                                000s of sq.ft.    000s of sq.ft.      US millions       US millions
New York, New York                 10,113              9,230            $ 3,167            $ 3,102
Toronto, Ontario                    8,056              6,077                830                892
Boston, Massachusetts               2,163              1,103                329                648
Denver, Colorado                    3,156              2,950                371                368
Calgary, Alberta                    6,475              5,500                549                574
Minneapolis, Minnesota              3,008              3,008                393                392
Other                               4,233              4,233                336                350
                                   ------             ------            -------            -------
                                   37,204             32,101              5,975              6,326
Development assets                 10,292              8,293                277                220
                                   ------             ------            -------            -------
                                   47,496             40,394            $ 6,252            $ 6,546
                                   ------             ------            -------            -------

NOTE 4. COMMERCIAL DEBT

Commercial property mortgages are secured by individual properties without recourse to the company and with interest payable on a fixed-rate basis. Approximately 70% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.

                                Weighted Average
                                Interest Rate at     Remainder                                                 2006 &
US millions                       Mar. 31, 2001        2001          2002      2003       2004       2005      Beyond     Total
                                ----------------     ---------      -----     -----      -----      -----     -------    -------
Commercial property debt            7.2%              $ 110         $ 292     $ 564      $ 115      $ 208     $ 3,619    $ 4,908
                                ----------------     ---------      -----     -----      -----      -----     -------    -------


NOTE 5. COMMON SHARES AND CONVERTIBLE DEBENTURES

The company's common equity is as follows:

                                                        MAR. 31             Dec. 31
US millions                                               2001               2000
                                                      -----------         -----------
SUBORDINATED CONVERTIBLE DEBENTURES                   $        50         $        50
COMMON SHARES                                               1,396               1,404
RETAINED EARNINGS                                             435                 383
                                                      -----------         -----------
COMMON SHARES AND CONVERTIBLE DEBENTURES              $     1,881         $     1,837
                                                      -----------         -----------
COMMON SHARES AND CONVERTIBLE SECURITIES
Common shares outstanding                             158,386,808         158,746,008
Unexercised options                                     3,958,308           3,436,529
Convertible debentures - June 2008                      2,622,100           2,622,100
Warrants                                                2,621,997           2,621,997
                                                      -----------         -----------
Common shares outstanding - fully diluted             167,589,213         167,426,634
                                                      -----------         -----------


This quarterly report of the company contains forward-looking statements relating to the company's operations which are based on the company's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risk, uncertainties, estimates and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the company undertakes no obligation to publicly update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Such factors include those set forth in the Risk Factors section in the company's annual report and on Form 40-F filed with the U.S. Securities and Exchange Commission.

CORPORATE INFORMATION


SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders,analysts,media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Katherine Vyse, Vice President, Investor Relations and Communications (416) 369-2300 or via e-mail at kvyse@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Senior Vice President and Chief Financial Officer at
(416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends,address changes and share certificates should be directed to the company's Transfer Agent.

CIBC MELLON TRUST COMPANY

By mail:             P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:          199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Attention: Courier Window
Tel:                 (416) 643-5500
Toll free:           (800) 387-0825 (throughout North America)
Fax:                 (416) 643-5501
Web site:            www.cibcmellon.com
E-mail:              inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol:               BPO
Stock Exchanges:      New York, Toronto
Record Dates:         First business day of June and December
Payment Dates:        June 30, December 31

HEAD OFFICE

UNITED STATES:                 CANADA:                           WEB SITE:
One Liberty Plaza              BCE Place, 181 Bay Street         www.brookfieldproperties.com
165 Broadway, 6th Floor        Suite 4300, P.O. Box 770
New York, New York             Toronto, Ontario
10006                          M5J 2T3
Tel: (212) 417-7000            Tel: (416) 369-2300
Fax: (212) 417-7196            Fax: (416) 369-2301



                              [ BROOKFIELD LOGO ]